<PLAINTEXT>
                                                                 Morgan Stanley
                                                                 Charter Series
     March 2007
     Monthly Report
This Monthly Report supplements the Charter Funds' Prospectus dated April 2,
2007.
                                                         Issued: April 30, 2007
[LOGO] Morgan Stanley
MORGAN STANLEY CHARTER SERIES
HISTORICAL FUND PERFORMANCE
Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                                             INCEPTION-
                                                                                                              TO-DATE
                1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004   2005  2006    2007     RETURN
FUND             %       %    %    %    %      %       %     %       %      %     %      %     %       %         %
------------------------------------------------------------------------------------------------------------------------
Charter
 Campbell....    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9   9.7    3.1   (7.0)     21.7
                                                                  (3 mos.)                          (3 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter
 Aspect......   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6) (19.6) 10.5   (6.2)     63.0
              (10 mos.)                                                                             (3 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter
 Graham......    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3  (16.1)  4.6   (10.5)    74.1
                                            (10 mos.)                                               (3 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter WCM..    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3) (0.6)  (2.4)  (8.5)     (6.6)
                                            (10 mos.)                                               (3 mos.)
------------------------------------------------------------------------------------------------------------------------

               COMPOUND
              ANNUALIZED
                RETURN
FUND              %
------------------------
Charter
 Campbell....    4.5
------------------------
Charter
 Aspect......    3.8
------------------------
Charter
 Graham......    7.1
------------------------
Charter WCM..   (0.8)
------------------------

DEMETER MANAGEMENT CORPORATION
330 Madison Avenue, 8th Floor
New York, NY 10017
Telephone (212) 905-2700
Morgan Stanley Charter Series
Monthly Report
March 2007
Dear Limited Partner:
  The Net Asset Value per Unit for each of the Morgan Stanley Charter Funds as of March 31, 2007 was as follows:

                                               % CHANGE
                       FUND             N.A.V. FOR MONTH
                       ---------------------------------
                       Charter Campbell $12.17   -3.37%
                       ---------------------------------
                       Charter Aspect   $16.30   -2.16%
                       ---------------------------------
                       Charter Graham   $17.41   -3.42%
                       ---------------------------------
                       Charter WCM       $9.34   -4.54%
                       ---------------------------------

  Detailed performance information for the Fund is located in the body of the financial report. (Note: all returns are net of all fees). We provide trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.
  The trading results by sector chart indicates the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which the Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by the Fund to each sector will vary over time within a predetermined range. Below the chart is a description of the factors that influenced trading gains and trading losses within the Fund during the previous month.
  Effective April 3, 2007, Campbell & Company ("Campbell"), Trading Advisor to Charter Campbell announced the appointment of Ms. Teresa Becks to the position of President & Chief Executive Officer, succeeding Mr. Bruce Cleland, who will become Vice Chairman.
  Teresa Becks has been with Campbell as its Chief Financial Officer for 16 years, and a member of Campbell's Board of Directors for 13 years. Ms. Becks is also a former member of the Board of Directors of the Managed Funds
Association. Prior to joining Campbell, she was Vice President & Chief
Financial Officer of Bank Maryland Corp., a publicly held company. Ms. Becks started her professional career with Ernst & Young as a Certified Public Accountant.
  Bruce Cleland, who has been with Campbell since 1993, having served as President since 1994, and Chief Executive Officer since 1997, will become Vice Chairman of the firm and act in an advisory capacity to the Executive Committee.
  Kevin M. Heerdt, Director of Research & Chief Operating Officer, will continue to focus his efforts on Campbell's research and trading activities.
Mr. Heerdt joined Campbell in 2003 as co-head of Research, and was appointed Chief Operating Officer in 2005 and Head of Research in January 2007. Prior to joining Campbell, Mr. Heerdt spent 12 years with Moore Capital where he acted in several capacities including Managing Director and Chief Investments Officer.
  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Ave., 8/th/ Floor, New
York, NY 10017, or your Morgan Stanley Financial Advisor.
  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.
Sincerely,
/s/ Walter J. Davis
Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation,
General Partner of
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter Aspect L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter WCM L.P.
                      This page intentionally left blank.
MORGAN STANLEY CHARTER CAMPBELL L.P.
                                     [CHART]
                    Month ended         YTD ended
                   March 31, 2007     March 31, 2007
                 -----------------    ----------------
Currencies           -1.57%            -3.38%
Interest Rates       -0.76%            -2.09%
Stock Indices        -0.50%             0.58%
Energies             -0.11%            -1.04%
Metals               -0.18%            -0.21%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced losses across the currency, global interest rate, global stock index, metals, and energy sectors.
Within the currency sector, losses were experienced from long positions in the British pound and New Zealand dollar versus the U.S. dollar as the value of the British pound reversed lower early in the month after the release of weaker than expected economic data bolstered sentiment that the Bank of England may not continue to increase interest rates, while the New Zealand dollar declined after the Reserve Bank of New Zealand indicated that interest rates may remain steady in the near-term. Additional losses were experienced from short positions in the Canadian dollar and the Japanese yen versus the U.S. dollar as the value of these currencies strengthened against the U.S. dollar during
March. The Canadian dollar strengthened after government reports showing job gains and rising exports prompted speculation that the Bank of Canada may refrain from cutting interest rates this year, while the Japanese yen moved sharply higher against the U.S. dollar in the beginning of the month as momentum from the major market reversal that occurred late February resulted in traders continuing to unwind short Japanese yen carry trade positions into early March. Finally, losses were experienced from short positions in the Mexican peso relative to the U.S. dollar as the Mexican peso strengthened after consistent economic growth and rising inflation led to increased speculation of an interest rate hike from the Bank of Mexico.
MORGAN STANLEY CHARTER CAMPBELL L.P.
(continued)
Further losses were experienced within the global interest rate sector from short positions in German and U.S. interest rate futures as prices spiked higher early in the month amid continued investor uncertainty regarding the direction of the global equity markets after the sudden and sharp downward movement that began in late February. Additional losses were recorded from newly established long positions in U.S. interest rate futures as prices moved lower towards the end of the month on reduced demand for the "safe haven" of fixed-income investments amid the stabilization of the global equity markets due to investor sentiment that the markets have been "over-sold."
Within the global stock index sector, losses were recorded from long positions in Pacific Rim and European equity index futures as prices declined in early March amid a continuation of the aforementioned significant sell-off that affected the global interest rate and currency markets. Additionally, European stock index futures prices fell amid inflation and U.S. sub-prime loan delinquency concerns.
Within the metals sector, losses were recorded later in the month from short positions in copper futures as prices rose after the release of stronger than expected Chinese industrial data increased speculation that demand will remain consistent in the near-term. Further losses were experienced earlier in the month from long futures positions in gold as prices declined amid fears of reduced future demand for the precious metal.
Smaller losses were recorded within the energy sector from short futures positions in crude oil and its related products as prices rose after data indicated higher U.S. fuel consumption. Furthermore, prices were pressured higher on rising geopolitical concerns in the Middle East after the United Nations Security Council voted unanimously to increase sanctions against Iran. In addition, news that Iran had captured 15 members of the British Royal Navy in the Persian Gulf added to investor worries about the stability of the world's oil supply in the region.
MORGAN STANLEY CHARTER ASPECT L.P.
                                     [CHART]
                    Month ended         YTD ended
                  March 31, 2007      March 31, 2007
                 -----------------    ----------------
Currencies            -0.07%                -0.28%
Interest Rates        -0.49%                -1.37%
Stock Indices         -0.61%                -0.99%
Energies              -1.38%                -1.84%
Metals                -0.05%                -0.62%
Agriculturals         -0.56%                -0.01%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced losses across the energy, global stock index, and agricultural sectors. These losses were partially offset by gains in the global interest rate, currency, and metals markets.
Within the energy sector, losses were incurred from short futures positions in crude oil and its related products as prices rose after data indicated higher U.S. fuel consumption. Furthermore, prices were pressured higher on rising geopolitical concerns in the Middle East after the United Nations Security Council voted unanimously to increase sanctions against Iran. In addition, news that Iran had captured 15 members of the British Royal Navy in the Persian Gulf added to investor worries about the stability of the world's oil supply.
Lastly, losses were incurred from short positions in natural gas futures as prices moved higher after the U.S. Department of Energy reported that natural gas supplies were down 15% from a year ago.
Further losses were recorded within the global stock index sector from long positions in Pacific Rim, European, and U.S. equity index futures as prices declined in early March in a continuation of the sudden and sharp downward movement that began in late February. Additionally, European and U.S. stock index futures prices fell amid inflation and U.S. sub-prime loan delinquency concerns.
MORGAN STANLEY CHARTER ASPECT L.P.
(continued)
Within the agricultural sector, losses were experienced from long futures positions in corn, soybeans, and soybean meal as prices declined sharply after the USDA's Prospective Plantings report showed corn acreage may be up this year to its highest since 1944.
These losses were partially offset by gains recorded from short positions in European and Australian fixed-income futures as prices began to move lower after the stabilization of the global equity markets. Additionally, prices fell after strong economic data reported in the U.K, Germany, and Australia increased inflation concerns.
Within the currency sector, gains were experienced from long positions in the Australian dollar and euro versus the U.S. dollar as the U.S. dollar weakened after the U.S. Federal Reserve kept interest rates steady and indicated that rates would not likely be raised in the near-term. Smaller gains were experienced from short positions in the euro versus the Hungarian forint as the value of the Hungarian forint strengthened after news that Hungary's inflation rate rose to its highest level in almost six years amid a sharp increase in consumer prices.
Smaller gains were experienced within the metals sector from long futures position in copper, nickel, and lead as prices moved higher on speculation that declining stockpiles may not be sufficient for future global demand.
MORGAN STANLEY CHARTER GRAHAM L.P.
                                     [CHART]
                    Month ended         YTD ended
                  March 31, 2007      March 31, 2007
                 -----------------    ----------------
Currencies          -0.42%                  -3.12%
Interest Rates      -0.00%                  -2.90%
Stock Indices       -1.91%                  -1.75%
Energies            -0.82%                  -1.65%
Metals              -0.12%                  -0.83%
Agriculturals       -0.02%                  -0.06%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced losses across the global stock index, energy, currency, and metals sectors. Trading results within the agricultural and global interest rate sectors were essentially flat and had no material effect on overall Fund performance.
Within the global stock index sector, losses were recorded from long positions in Pacific Rim, European, and U.S. equity index futures as prices declined in early March in a continuation of the sudden and sharp downward movement that began in late February. Smaller losses were experienced from newly established short positions in European and U.S. equity index futures as prices reversed higher towards the middle of the month on investor sentiment that the global equity markets had been "over-sold" in recent weeks.
Additional losses were incurred within the energy sector from short futures positions in crude oil and its related products as prices rose after data indicated higher U.S. fuel consumption. Furthermore, prices were pressured higher on rising geopolitical concerns in the Middle East after the United Nations Security Council voted unanimously to increase sanctions against Iran. In addition, news that Iran had captured 15 members of the British Royal Navy in the Persian Gulf added to investor worries about the stability of the world's oil supply in the region. Smaller losses were incurred from short positions in natural gas futures as prices moved higher after the U.S. Department of Energy reported that natural gas supplies were down 15% from a year ago.
MORGAN STANLEY CHARTER GRAHAM L.P.
(continued)
Within the currency sector, losses were experienced from short positions in the Canadian dollar and the Japanese yen versus the U.S. dollar as the value of these currencies strengthened against the U.S. dollar during March. The
Canadian dollar strengthened after government reports showing job gains and rising exports prompted speculation that the Bank of Canada may refrain from cutting interest rates this year, while the Japanese yen moved sharply higher against the U.S. dollar in the beginning of the month as momentum from the major market reversal that occurred late in February resulted in traders continuing to unwind short Japanese yen carry trade positions into early March. Elsewhere in the currency markets, losses were experienced from short positions in the Swiss franc relative to the U.S. dollar as the value of the Swiss franc moved higher on news that Switzerland's economy accelerated faster than expected in February for the second straight month. Additional losses were experienced from long positions in the New Zealand dollar and the euro versus the U.S. dollar as the value of these currencies weakened against the U.S. dollar. The New Zealand dollar declined after the Reserve Bank of New Zealand indicated that interest rates may remain steady in the near-term, while the euro weakened at the beginning of the month as investor uncertainty regarding the strength of the global economy continued after the major sell-off in the global equity market in late February. Lastly, long positions in the South African rand versus the U.S. dollar resulted in losses as the value of the
South African rand dropped early in the month on worries regarding the stability of emerging market currencies. Newly established short positions in the South African rand relative to the U.S. dollar incurred losses as the value of the South African rand moved higher on strong economic data out of South Africa.
Additional losses were experienced within the metals sector in early March from long futures positions in gold as prices declined amid fears of reduced future demand for the precious metal. Furthermore, losses were recorded later in the month from short positions in copper futures as prices rose after the release of stronger than expected Chinese industrial data increased speculation that demand will remain consistent in the near-term.
MORGAN STANLEY CHARTER WCM L.P.
                            [CHART]
                    Month ended          YTD ended
                  March 31, 2007       March 31, 2007
                 -----------------    ----------------
Currencies          -0.32%                  -0.81%
Interest Rates      -1.52%                  -4.28%
Stock Indices       -1.41%                  -1.28%
Energies            -0.27%                   0.03%
Metals              -0.02%                   0.25%
Agriculturals       -0.71%                  -0.83%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced losses across the global interest rate, global stock index, agricultural, currency, and energy sectors. Trading results within the metals sector were essentially flat and had no material effect on Fund performance.
Within the global interest rate sector, losses were incurred from short positions in U.S. and European interest rate futures as prices spiked higher earlier in the month amid continued investor uncertainty regarding the sudden and sharp downward movement in the global equity markets that began in late February. Additional losses were recorded from newly established long positions in German and U.S. interest rate futures as prices moved lower towards the end of the month on reduced demand for the "safe haven" of fixed-income investments amid the stabilization of the global equity markets after the aforementioned sell-off.
Further losses were recorded within the global stock index sector from long positions in Pacific Rim, European, and U.S. equity index futures as prices declined in early March in a continuation of the sudden and sharp downward move within the equity markets in late February that affected the global interest rate sector. Newly established short positions in European and U.S. equity index futures resulted in additional losses as prices reversed higher towards the middle of the month on investor sentiment that the global equity markets had been "over-sold" in recent weeks.
MORGAN STANLEY CHARTER WCM L.P.
(continued)
Further losses were recorded within the agricultural sector from long positions in corn, soybean meal, and soybeans futures as prices declined sharply after the USDA's Prospective Plantings report showed corn acreage may be up this year to its highest since 1944.
Within the currency sector, losses were experienced from short positions in the Japanese yen versus the U.S. dollar and euro as the Japanese yen moved sharply higher against these currencies in the beginning of the month as momentum from the major market reversal that occurred in late February resulted in traders continuing to unwind short Japanese yen carry trade positions into early March. Additional losses were incurred from long positions in the British pound versus the U.S. dollar as the value of the British pound decreased early in the month after weaker than expected economic data bolstered sentiment that the Bank of England may not continue to increase interest rates. Further losses were recorded from short positions in the Canadian dollar and Mexican peso versus the U.S. dollar as the value of the Canadian dollar strengthened after government reports showing job gains and rising exports prompted speculation that the Bank of Canada may refrain from cutting interest rates this year, while the Mexican peso strengthened as consistent economic growth and rising inflation led to increased speculation of an interest rate hike from the Bank of Mexico.
Additional losses were incurred within the energy sector from short futures positions in crude oil and its related products as prices rose after data indicated higher U.S. fuel consumption. Furthermore, prices were pressured higher on rising geopolitical concerns in the Middle East after the United Nations Security Council voted unanimously to increase sanctions against Iran. In addition, news that Iran had captured 15 members of the British Royal Navy in the Persian Gulf added to investor worries about the stability of the world's oil supply in the region. Smaller losses were incurred from short positions in natural gas futures as prices moved higher after the U.S. Department of Energy reported that natural gas supplies were down 15% from a year ago.
MORGAN STANLEY CHARTER SERIES
STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED MARCH 31, 2007 (UNAUDITED)

                                     MORGAN STANLEY              MORGAN STANLEY               MORGAN STANLEY
                                 CHARTER CAMPBELL L.P.         CHARTER ASPECT L.P.         CHARTER GRAHAM L.P.
                              ---------------------------  --------------------------  ---------------------------
                                            PERCENTAGE OF               PERCENTAGE OF                PERCENTAGE OF
                                            MARCH 1, 2007               MARCH 1, 2007                MARCH 1, 2007
                                              BEGINNING                   BEGINNING                    BEGINNING
                                 AMOUNT    NET ASSET VALUE   AMOUNT    NET ASSET VALUE    AMOUNT    NET ASSET VALUE
                              -----------  --------------- ----------  --------------- -----------  ---------------
                                   $              %            $              %             $              %
INVESTMENT INCOME
  Interest income (Note 2)      1,592,971         .42         511,946         .41        1,777,001         .46
                              -----------       -----      ----------       -----      -----------       -----
EXPENSES
  Brokerage fees (Note 2)       1,891,221         .50         621,381         .50        1,910,035         .50
  Management fees (Note 2&3)      835,289         .22         207,126         .17          636,678         .17
                              -----------       -----      ----------       -----      -----------       -----
   Total Expenses               2,726,510         .72         828,507         .67        2,546,713         .67
                              -----------       -----      ----------       -----      -----------       -----
NET INVESTMENT LOSS            (1,133,539)       (.30)       (316,561)       (.26)        (769,712)       (.21)
                              -----------       -----      ----------       -----      -----------       -----
TRADING RESULTS
Trading profit (loss):
  Realized                    (13,369,264)      (3.54)     (9,475,747)      (7.62)     (32,205,774)      (8.43)
  Net change in unrealized      1,765,531         .47       7,109,502        5.72       19,928,494        5.22
                              -----------       -----      ----------       -----      -----------       -----
   Total Trading Results      (11,603,733)      (3.07)     (2,366,245)      (1.90)     (12,277,280)      (3.21)
                              -----------       -----      ----------       -----      -----------       -----
NET LOSS                      (12,737,272)      (3.37)     (2,682,806)      (2.16)     (13,046,992)      (3.42)
                              ===========       =====      ==========       =====      ===========       =====

                                    MORGAN STANLEY
                                   CHARTER WCM L.P.
                              --------------------------
                                           PERCENTAGE OF
                                           MARCH 1, 2007
                                             BEGINNING
                                AMOUNT    NET ASSET VALUE
                              ----------  ---------------
                                  $              %
INVESTMENT INCOME
  Interest income (Note 2)       202,515         .37
                              ----------       -----
EXPENSES
  Brokerage fees (Note 2)        274,511         .50
  Management fees (Note 2&3)      91,505         .17
                              ----------       -----
   Total Expenses                366,016         .67
                              ----------       -----
NET INVESTMENT LOSS             (163,501)       (.30)
                              ----------       -----
TRADING RESULTS
Trading profit (loss):
  Realized                    (5,160,963)      (9.40)
  Net change in unrealized     2,831,264        5.16
                              ----------       -----
   Total Trading Results      (2,329,699)      (4.24)
                              ----------       -----
NET LOSS                      (2,493,200)      (4.54)
                              ==========       =====

MORGAN STANLEY CHARTER SERIES
STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED MARCH 31, 2007 (UNAUDITED)

                            MORGAN STANLEY                        MORGAN STANLEY                       MORGAN STANLEY
                         CHARTER CAMPBELL L.P.                 CHARTER ASPECT L.P.                   CHARTER GRAHAM L.P.
                 ------------------------------------  -----------------------------------  ------------------------------------
                      UNITS         AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT    PER UNIT
                 --------------  -----------  -------- -------------  -----------  -------- --------------  -----------  --------
                                      $          $                         $          $                          $          $
Net Asset Value,
 March 1, 2007   30,021,646.691  378,244,197   12.60   7,458,599.851  124,276,116   16.66   21,198,048.619  382,006,932   18.02
Net Loss               --        (12,737,272)   (.43)        --        (2,682,806)   (.36)        --        (13,046,992)   (.61)
Redemptions        (539,377.500)  (6,564,224)  12.17    (128,387.381)  (2,092,714)  16.30     (516,046.479)  (8,984,369)  17.41
Subscriptions          --             --       12.17     143,310.502    2,335,961   16.30      216,474.017    3,768,812   17.41
                 --------------  -----------           -------------  -----------           --------------  -----------
Net Asset Value,
 March 31, 2007  29,482,269.191  358,942,701   12.17   7,473,522.972  121,836,557   16.30   20,898,476.157  363,744,383   17.41
                 ==============  ===========           =============  ===========           ==============  ===========

                           MORGAN STANLEY
                          CHARTER WCM L.P.
                 ----------------------------------
                     UNITS        AMOUNT    PER UNIT
                 -------------  ----------  --------
                                    $          $
Net Asset Value,
 March 1, 2007   5,609,210.018  54,902,253    9.79
Net Loss               --       (2,493,200)   (.45)
Redemptions        (68,499.133)   (639,782)   9.34
Subscriptions      435,801.589   4,070,387    9.34
                 -------------  ----------
Net Asset Value,
 March 31, 2007  5,976,512.474  55,839,658    9.34
                 =============  ==========

  The accompanying notes are an integral part of these financial statements. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter Aspect L.P. ("Charter Aspect"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter WCM L.P. ("Charter WCM") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS&Co.") and Morgan Stanley & Co. International plc ("MSIL"). MS&Co. acts as the counterparty on all of the foreign currency forward contracts. For Charter Campbell, Morgan Stanley Capital Group Inc. ("MSCG")
acts as the counterparty on all of the options on foreign currency forward contracts. Demeter, MS&Co., MSIL, and MSCG are wholly-owned subsidiaries of Morgan Stanley.
  Effective April 1, 2007, Morgan Stanley DW Inc. merged into Morgan Stanley & Co. Incorporated making Morgan Stanley & Co. Incorporated the Partnerships' principal U.S. commodity broker-dealer.
  Effective April 13, 2007, Morgan Stanley & Co. International Limited was renamed to Morgan Stanley & Co. International plc.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.
REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, Morgan Stanley DW Inc. credited each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW Inc. at a rate equal to that earned by Morgan Stanley DW Inc. on its U.S. Treasury bill investments. In addition, Morgan Stanley DW Inc. credited each Partnership with 100% of the interest income Morgan Stanley DW Inc. received from MS&Co. and MSIL with respect to such Partnership's assets deposited as margin. Effective April 1, 2007, MS&Co. will credit monthly each Partnership with interest income on 100% of its average daily funds held at MS&Co. and MSIL to meet margin requirements at a rate approximately equivalent to what the commodity brokers pay other similar customers on margin deposits. In addition, MS&Co. will credit monthly each Partnership with interest income on 100% of such Partnership's assets not deposited as margin at a rate equal to the monthly average of the 4-week U.S. Treasury bill discount rate during the month. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other Futures Interests.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  The Partnerships' functional currency is the U.S. dollar; however, they transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Changes in Net Asset Value. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.
NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.
BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6% of the Partnership's Net Assets as of the first day of each month (a 6% annual rate). Such fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and offering expenses.
OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur an incentive fee. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by MS&Co. through the brokerage fees paid by the Partnerships.
CONTINUING OFFERING. Units of each Partnership except Charter Campbell are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. MS&Co. pays all such costs.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  Effective May 1, 2006, Charter Campbell no longer accepts any subscriptions for Units in the Partnership.
REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six month after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by Demeter no later than 3:00 p.m., New York City time, on the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to MS&Co.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
EXCHANGES.  On the last day of the first month which occurs more than six months after a person first becomes a limited partner in each Partnership except Charter Campbell, and at the end of each month thereafter, limited partners may exchange their Units among Charter Aspect, Charter
Graham, and Charter WCM (subject to certain restrictions outlined in the
Limited Partnership Agreements) without paying additional charges.
  Effective May 1, 2006, Charter Campbell no longer accepts any exchanges of Units from any other Charter Series Fund for Units of Charter Campbell. DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.
INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.
DISSOLUTION OF THE PARTNERSHIPS. Charter Aspect will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter WCM will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to MS&Co. as described in Note 1. Each Partnership's cash is on deposit with MS&Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. MS&Co. pays interest on these funds as described in Note 1.
--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:
Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.
Morgan Stanley Charter Aspect L.P.
  Aspect Capital Limited
Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.
Morgan Stanley Charter WCM L.P.
  Winton Capital Management Limited
Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:
MANAGEMENT FEE. Charter Aspect, Charter Graham, and Charter WCM each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(concluded)
INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits paid on a monthly basis.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.
  Charter Aspect and Charter WCM pays incentive fees to Aspect and Winton, respectively, based upon the performance of each trading advisor beginning December 1, 2006 without regard to any losses incurred by the prior trading advisor(s).
Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for additional information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.
This report is based on information from multiple sources and Morgan Stanley makes no representation as to the accuracy or completeness of information from sources outside of Morgan Stanley.
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